The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.
Summary of Terms
Issuer:JPMorgan Chase Financial Company LLC
Guarantor:JPMorgan Chase & Co.
Minimum Denomination:$1,000
Underlyings:NASDAQ-100 Index®(the “Index”) and iShares®MSCI Emerging Markets ETF (the “Fund”)
Pricing Date:May 24, 2019
Final Review Date:May 24, 2022
Maturity Date:May 27, 2022
Review Dates:Semi-Annually
Contingent Interest Rate:at least 8.60% per annum, payable at a rate of at least 4.30% semi-annually
Trigger Value/Interest Barrier:With respect to each Underlying, an amount that represents 70.00% of its Initial Value.
CUSIP:48132CEB5
Preliminary Pricing
Supplement:http://sp.jpmorgan.com/document/cusip/48132CEB5/doctype/Product_Termsheet/document.pdf
For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.
Optional Redemption:
We, at our election, may redeem the notes early, in whole but not in part, on any of the Review Dates, for each $1,000 principalamount note, equal to $1,000 plus the contingent interest payment, if any, applicable to the immediately preceding review date
Payment at Maturity:
If the notes have not been redeemed early and the Final Value of each Underlying is greater than or equal to its Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been redeemed early and the final Value of either Underlying is less than its Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 ×Lesser Performing Underlying Return)
If the notes have not been redeemed early and the Final Value of either Underlying is less than its Trigger Value, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.
Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
Hypothetical Returns at Maturity**
J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com
North America Structured Investments
Interest Payments
* If the notes have not been called and the closing level of each Underlying on any Review Date is greater that or equal to its Interest Barrier, you will receive on applicable Interest Payment Dates for each $1,000 principal amount note a Contingent Interest Payment equal to at least $43.00 (equivalent to a Contingent Interest Rate of at least 8.60% per annum, payable at a rate of at least 4.30% semi-annually)
**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.
3yr Contingent Interest Callable Yield Notes Linked to the Lesser Performing of the NDX/EEM
Lesser Performing Underlying Return
Payment at Maturity
60.00%
$1,043.00
47.50%
$1,043.00
20.00%
$1,043.00
5.00%
$1,043.00
0.00%
$1,043.00
-5.00%
$1,043.00
-20.00%
$1,043.00
-30.00%
$1,043.00
-30.01%
$699.90
-60.00%
$400.00
-80.00%
$200.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com
Selected Risks
•Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
•The notes do not guarantee the payment of interest and may not pay interest at all.
•Any payment on the notes is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Financial Company LLC or JPMorgan Chase & Co.
•You are exposed to the risks of the decline in value of each Underlying.
•Return is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes.
•The option issuer call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
•No dividend payments, voting rights, or ownership rights.
•The notes are subject to the risks associated with non-U.S. securities.
•As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.
•Your payment at maturity will be determined by the lesser performing Underlying.
•The Fund is subject to management risk.
•The anti-dilution protection for the Fund is limited.
•The performance and market value of the Fund, particularly during periods of market volatility, may not correlate with the performance of the Fund’s underlying index as well as the net asset value per share.
•The notes are subject to emerging markets risk with respect to the Fund.
•The notes are subject to currency exchange risk with respect to the Fund.
Selected Risks (continued)
•JPMS’s estimated value will be lower than the original issue price (price to public) of the notes.
•JPMS’ estimated value does not represent future values and may differ from others’ estimates.
•The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
•The estimated value is determined by reference to an internal funding rate.
•Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
•Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.
•The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary pricing supplement for additional information.
North America Structured Investments
Additional Information
SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with theSEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorganFinancial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents withoutcost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrangeto send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may notbe suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.
Free writing prospectus filed pursuant to Rule 433, Registration Statement Nos. 333-222672 and 333-222672-01
3yr Contingent Interest Callable Yield Notes Linked to the Lesser Performing of the NDX/EEM